UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                               WINWIN GAMING, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    000-21566
                                 (CUSIP Number)

                                Benjamin J. Perry
                          2980 South Rainbow Boulevard
                                    Suite 200
                             Las Vegas, Nevada 89146
                                 (702) 233-4138
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 4, 2003
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Benjamin J. Perry

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [__]
                                                                   (b) [__]


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3. SEC USE ONLY



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4. SOURCE OF FUNDS

         PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                      [__]


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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       NUMBER OF           7.   SOLE VOTING POWER               8,468,000
         SHARES           ------------------------------------------------------
      BENEFICIALLY         8.    SHARED VOTING POWER            0
        OWNED BY          ------------------------------------------------------
          EACH             9.    SOLE DISPOSITIVE POWER         8,468,000
       REPORTING          ------------------------------------------------------
      PERSON WITH         10.    SHARED DISPOSITIVE POWER       0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,468,000

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [__]


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.53 %

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14.      TYPE OF REPORTING PERSON

         IN
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

                                EXPLANATORY NOTE

         This  Amendment  No. 1 to  Schedule  13D (the  "Amendment")  amends the
Schedule 13D originally filed by Benjamin J. Perry (the "Reporting Person") on August 19, 2003. The Amendment is being filed to disclose the following dispositions of 432,000 shares, in the aggregate, of the common stock, $0.01 par value per share, of WinWin Gaming, Inc. (the "Company") that were effected on October 4, 2003:

         1. The Reporting Person transferred 72,000 shares as a gift to Dwight and Christine Call.

         2. The Reporting Person sold 60,000 shares to James and Carrie Ludloff, residents of the State of California, at a price per share of $0.50 for aggregate consideration of $30,000 in cash.

         3. The Reporting Person sold 100,000 shares to Toni Weed, a resident of the State of California, at a price per share of $0.50 for aggregate consideration of $50,000 in cash.

         4. The Reporting Person sold 100,000 shares to James and Sherrie Hale Family Trust, having a principal address in the State of California, at a price per share of $0.50 for aggregate consideration of $50,000 in cash.

         5. The Reporting Person sold 100,000 shares to Stephen J. Giovanisci, a resident of the State of California, at a price of $0.50 per share for aggregate consideration of $50,000 in cash.

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is WinWin Gaming, Inc., a Delaware corporation, which has its principal executive offices at 2980 South Rainbow Boulevard, Suite 200, Las Vegas, Nevada 89146. This statement relates to the Company's common stock, $0.01 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f). This Schedule 13D is being filed by Benjamin J. Perry, a citizen of the United States of America. The Reporting Person's principal occupation is serving as the Chief Executive Officer of the Company in the business of worldwide gaming and lotteries. The address in which his occupation is conducted is South Rainbow Boulevard, Suite 200, Las Vegas, Nevada 89146. During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Item is not applicable as this Amendment is filed to reflect the disposition of 432,000 shares of the Company's common stock as indicated in the Explanatory Note above. The shares held by the Reporting Person were originally acquired using the personal funds of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person holds his shares of the Company's common stock solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j) None.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is the beneficial owner of 8,468,000 shares of the Company's common stock held in the name of the Falcor Trust, a trust controlled by the Reporting Person, representing 33.53% of the outstanding shares of the Company's common stock.

(b) The Reporting Person has the sole power to vote and dispose of the 8,468,000 shares.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2003



                                                  /s/ Benjamin J. Perry
                                                  ------------------------------
                                                  Name: Benjamin J. Perry